
February 10, 2011

Nick Bonos
Manager and Chief Executive Officer
CurrencyShares Euro Trust
9601 Blackwell Road, Suite 500
Rockville, MD  20850

**Re:            CurrencyShares Euro Trust**
**                   Registration Statement on Form S-3**
**                   Filed January 14, 2011**
**                   File No. 333-171714**

Dear Mr. Bonos:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      On the cover, we note that you have checked the box for "large accelerated filer."
        We also note that your market value at the end of your last second quarter was
        $588 million and that you filed your 10-K within 75 days of your last completed
        fiscal year.  Please tell us whether you marked this box in error or, alternatively,
        confirm your belief that you fall under large accelerated filer status.

Incorporation of Certain Information by Reference, page 40

2.      We note that on page 40 of your registration statement, you did not properly incorporate future filings prior to the effective date of your registration statement. See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05.  Therefore, please amend your registration statement, as necessary, to specifically incorporate by reference any quarterly reports or applicable current reports that are filed after your initial registration statement and prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Angela McHale at (202) 551-3402 or me at (202) 551-3233 with any other questions.

Sincerely,


Tom Kluck
Branch Chief


cc:    Lisa Conmy
        Foley & Lardner LLP
        (312) 832-4700